MAIL STOP 3561

June 17, 2005

Steven R. Berrard
Chief Executive Officer
Services Acquisition Corp. International
401 East Olas Boulevard, Ste 1140
Fort Lauderdale, FL 33301

Re:	Services Acquisition Corp. International
Amendment to Registration Statement on Form S-1
      Filed on June 1, 2005
File No. 333-122812

Dear Mr. Berrard,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two of our letter dated May
25,
2005. We did not calculate the average cost per shares "contemplating" that existing stockholders have conversion rights to their existing shares. We understand that existing shares will not benefit from the conversion feature or pro rata distribution, if it occurs. We are looking at it from the prospective of the average price existing shareholders pay for their "equity stake." Because they received their initial shares at very minimal prices, they would not be affected in the same proportion by exercising their conversion rights if they decide to do so. For instance, Steven Berrard will own 5% of the company after the offering due to his current holdings.
If Mr. Berrard purchased an additional 5%, and then decided to exercise his conversion rights with respect to that same 5%, he would have effectively contributed $0.6878 to the company for his original
5%. An investor who purchases 10% of your units and then decides to convert 5% of his shares will have effectively paid $8.68 per share for his 5% equity stake. As such, we are still of the opinion that the prior comment regarding incentives and disincentives applies. Please advise.

2. In conjunction with the preceding comment. We note that because only a majority vote in favor is needed, it would appear existing shareholders in particular could intentionally vote against the business transaction to retain their right of conversion and convert if less than 20% of the public shareholders either vote against the business combination or convert their shares. Please revise to discuss this potential conflict.

3. In the event that the company has circulated a preliminary prospectus with respect to this offering, please advise the staff as to the views of each of the company and the underwriter(s) as to the need to re-circulate a revised prospectus that reflects the revisions to the form of prospectus that have occurred since the original circulation of the preliminary prospectus.

Prospectus Summary, page 1

4. We note your response to comment three and the additional disclosure regarding the potential use of proceeds for a deposit or lockup payment. It would appear that in the event your proceeds not held in trusts are used in this manner, that you would not have sufficient proceeds to pay for due diligence, negotiations` expenses, and other expenses that are part of executing a business combination.
Assuming you will not forfeit such funds and desire to proceed with a business combination, your existing shareholders would have to incur such expenses. Accordingly, the potential amount they would have to expend would be substantial, and there would be a risk that they would negotiate the repayment as a term of any combination. If the target company does not agree with the nature of management`s excess expenses, management may view such transaction unfavorably.
Please
advise or revise the appropriate sections to discuss the risks and potential conflict that results from using the available proceeds for a deposit, lockup, or no shop provision.

Risk Factors, page 7

5. Please update the disclosure in the fourth risk factor. Your reference to the number blank check companies and the amount of funds held in trust is no longer current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.

Principal Stockholders, page 40

6. We note your response to comment 21. It is not clear to us why existing shareholders` "confidence" could not have been evidenced by having the subject individuals purchase warrants directly from the company, which would provide the company with additional funds to spend in their search. Please advise. Also, advise why it is necessary to evidence such alignment in the aftermarket.

Certain Transactions, page 45

7. We note your response to comment 23. You have disclosed all of your private share issuances and that several individuals "may be deemed" promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to disclose the persons that "are" deemed to be promoters.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Jeffrey P. Schultz
	Fax #  (212) 983-311
??

??

??

??

Steven R. Berrard
Chief Executive Officer
Services Acquisition Corp. International
June 17, 2005
Page 1